Helena Lee Assistant General Counsel Direct Line: (310) 772-6259 Fax: (310) 772-6569 E-mail: hlee@sunamerica.com

Via Edgar and Electronic Mail

April 2, 2015

Sally Samuel

Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Variable Separate Account (“Registrant”)

American General Life Insurance Company (“Depositor”)

Post-Effective Amendment No. 1 and 2 to Registration Statement on Form N-4

Polaris Select Investor Variable Annuity

File Nos. 333-198223 and 811-03859

FS Variable Separate Account (“Registrant”)

The United States Life Insurance Company in the City of New York (“Depositor”)

Post-Effective Amendment No. 1 and 2 to Registration Statement on Form N-4

Polaris Select Investor Variable Annuity

File Nos. 333-198224 and 811-08810

Dear Ms. Samuel:

Thank you for your comment provided on March 30, 2015, regarding the Post-Effective Amendments to the Registration Statements on Form N-4 filed pursuant to Rule 485(a) on January 30, 2015 and February 27, 2015 respectively, as referenced above. We have considered your comment and are providing our response below.

1. Death Benefits, Spousal Continuation (Page 29)

a.	Comment – Please clarify that if the Spousal Continuation provision will be amended in the future for prospectively issued contracts that you must supplement the prospectus prior to the change being effective.

We have revised the sentence under the Spousal Continuation provision as follows:

“We reserve the right to modify, suspend or terminate the Spousal Continuation provision (in its entirety or any component) at any time for prospectively issued contracts and we will supplement the prospectus prior to any change being effective.”

Sally Samuel

April 2, 2015

2. Tandy Representations

a.	Depositor and Registrant acknowledge that:

•	Should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; and

•	The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Depositor and Registrant from full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	Depositor and Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any other person under the federal securities laws of the United States.

The Amendments will automatically become effective on April 30, 2015 and April 28, 2015, respectively, as referenced above. We will file any revisions and all relevant exhibits and financial statements in a post-effective amendment to the Registration Statement on those dates.

Should you have any questions or need any additional information concerning the Registration Statements, please do not hesitate to contact me at (310) 772-6259.

Very truly yours,

/s/ HELENA LEE

Helena Lee